Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 10, 2005

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on March 10, 2005, entitled "Statoil increases investment in Kristin".

Statoil increases investment in Kristin

The result of the ordinary updating of the investment estimate for the Kristin project operated by Statoil (OSE: STL, NYSE: STO) in the Norwegian Sea is ready. The estimated investment has been increased by NOK 1.4 billion.

In addition, the project has resolved to provide an extraordinary project reserve of NOK 500 million because great uncertainty persists about future drilling and completion work.

“Kristin is the most demanding reservoir ever developed on the Norwegian continental shelf,” says Terje Overvik, executive vice president for Statoil’s Exploration & Production Norway business area.

“The drilling and reservoir challenges call for completely new technological solutions. This is the first time wells are being drilled in such demanding formations from a floating rig.”

The new investment estimate, including the extraordinary project reserve, is NOK 20.8 billion.

Mr Overvik emphasises that the development satisfies Statoil’s profitability requirements, and that it creates new industrial opportunities for the group.

The Kristin reservoir is very complex and deep, located more than 4,500 metres beneath the seabed. It has a number of faults, and communication is not as good as the development plan forecast.

In addition, the reservoir has a record-high pressure of 910 bar and temperature of 170°C. Plans call for it to begin producing on 1 October.

The field is being developed with a total of 12 subsea-completed wells, including seven which will feature a combination of extended length with high deviation. Drilling long wells with high deviation has been necessary in order to secure the assets in the reservoir.

Kristin’s platform is under construction at Aker Kvaerner’s Stord Verft yard south of Bergen, and is due to leave there this month as planned. It will be fully complete at tow-out.

The cost increase relates primarily to drilling and completion operations:

  New information from the first wells drilled on Kristin indicated that flow properties in the reservoir are poorer than first expected. The licensees accordingly resolved last year to drill five long highly-deviated wells in order to achieve optimal recovery. Long and virtually horizontal wells have increased the level of complexity. Subsequently, the partners have decided to increase the number of highly-deviated wells by two, bringing their total to seven. Drilling and completion will accordingly take significantly longer than originally expected.
  The high temperature in the reservoir has meant that equipment used in connection with drilling operations must be replaced more often than planned, which has in turn caused delays.
  Delays in delivering Xmas trees from Kvaerner Oilfield Products (KOP) have reduced the efficiency of drilling and completion work.
  Poor weather this winter caused a halt to drilling operations on a number of occasions, adding to the delays.

“The challenges and uncertainties relating to Kristin’s reservoir conditions have been known all along,” says Mr Overvik.

“They were described in detail in the plan for development and operation (PDO). We’ve had to use new technology from an early stage.”

Safety and quality have guided progress all along.

Several discoveries and prospects with reservoir conditions which resemble those on Kristin are to be found in the same Halten Bank area of the Norwegian Sea.

The development of this field represents a technological leap forward, strengthening opportunities to develop these other resources.

Opportunities opened by Kristin for new field projects in the area were also described in the PDO.
The aim is to achieve a development sanction for the Tyrihans discovery during the year, and Mr Overvik says this field will be tied back to Kristin.

Licensees in the latter are Statoil, with 41.6 per cent, Petoro with 18.9 per cent, Norsk Hydro with 14 per cent, ExxonMobil with 10.5 per cent, Eni with nine per cent and Total with six per cent.

Further information from:
Kristofer Hetland, public affairs manager, tel: +47 90 50 19 37 (mobile), +47 51 99 47 00 (office)

Mari Thjømøe, vice president investor relations, tel: +47 90 77 78 24 (mobile), +47 51 99 77 90 (office)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: March 10, 2005	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer